July 6, 2006

By FEDEX and Facsimile (202) 772-9218

Securities and Exchange Commission
Division of Corporation Finance
Mailstop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attn: Ms. Angela Crane, Branch Chief

RE:	Illumina, Inc. (The “Company”) Form 10-K for the year ended January 1, 2006 Form 10-Q for the quarter ended April 2, 2006 Form 8-K filed April 18, 2006 File No. 0-30361

Ladies and Gentlemen:
This letter is in response to your comments on the above filings contained in your letter of June 22, 2006. A copy of that letter is attached to the end of this correspondence. In connection with this response, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

For the convenience of the Staff we have set forth below in italics the text of the Staff’s comments, after which we have provided our responses.
Form 10-K for the year ended January 1, 2006
Controls and Procedures
1.	We note your disclosure that management has concluded that your disclosure controls and procedures were effective “to ensure that information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).
Response to Comment No. 1
We will modify all future filings to ensure that the language that appears after the word “effective” as described in your comment substantially conforms to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).
Form 10-K for the year ended January 1, 2006
Controls and Procedures
2.	Additionally we note your disclosures that “Our management does not expect that our disclosure controls or our internal controls will prevent all error and all fraud...” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in the Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm.>

Response to Comment No. 2
We will modify all future filings to include language that will confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officers concluded, if true, that the disclosure controls and procedures were effective at that reasonable assurance level as outlined in the authoritative guidance.
Form 10-Q for the quarter ended April 2, 2006
Note 12. Investment in Genizon BioSciences Inc., Page 16
3.	We see that you are deferring revenue related to Genizon product shipments. Please tell us and revise future filings to disclose the significant terms and conditions of your sales agreement with Genizon. Additionally, please clarify at what point you will recognize your deferred revenue under this agreement, citing any authoritative literature upon which you are relying.
Response to Comment No. 3
In the first quarter of 2006, the Company received purchase orders from Genizon Biosciences, Inc. (“Genizon”) totaling $1.9 million for equipment and an initial purchase order for $4.3 million in consumables. The equipment was shipped FOB shipping point in the first quarter of 2006. The consumables, which will be used with the equipment, were mostly shipped over the first half of 2006. Additionally, Genizon has indicated they intend to purchase up to an additional $6.6 million in consumables in the second half of 2006 and 2007. Payment for the equipment and consumables is at standard commercial terms (net 30 days).
At the time of the purchases referred to above, Genizon was in the process of doing a financing. Illumina understands that Genizon raised approximately CDN$12.4 million through the sale of Secured Convertible Debentures due in 2008. The Debentures bear interest at a coupon of 5% payable semi-annually in the first year and 12.5% payable semi annually in the second year. The Debentures are convertible to Preferred Stock upon a liquidity event as defined in the Debenture agreement.
Illumina was one of the investors in the Genizon financing. Illumina purchased CDN$3.5 million (approximately USD$3.0 million) of the Debentures.
The Company concluded that the purchase of the Debentures and the purchase by Genizon of Illumina’s products are “linked” transactions. Paragraph 2 of EITF 00-21: Revenue Arrangements with Multiple Deliverables (“EITF 00-21”) points out that separate contracts with the same entity or related parties that are entered into near the same time are presumed to have been negotiated as a package and should be evaluated as a single arrangement. In this case, completing the financing was an important consideration for Genizon when deciding whether or not to purchase Illumina’s products. Therefore, the agreement by Illumina to purchase the Debentures and the agreement by Genizon to commit to significant purchases of Illumina’s products can be considered linked transactions.
Given this situation, the Company believes it has not satisfied the “fixed and determinable” criteria in Staff Accounting Bulletin No. 104, Revenue Recognition, as the value of the consideration received (Debentures) is not determinable until the investment is liquidated into cash or converted to a security that is readily exchanged for cash. The Company will continue to defer the revenue from the product shipments up to USD$3 million until the Debentures are settled at maturity (March 2008) and the Company receives cash or when a liquidity event occurs that generates a cash payment or security that is readily convertible to cash to the Company, as defined by the Debentures. Therefore, the Company will begin recognition of revenue associated with these product shipments at the time receipt of cash is imminent or in the control of the Company (i.e. at the time the fee is fixed and determinable).
For product shipments in excess of the USD$3.0 million in Debentures purchased, the Company will evaluate these product shipments using the Company’s standard revenue recognition policy which follows the guidelines of Staff Accounting Bulletin No. 104.
In response to the Staff’s comment, the Company proposes to modify its disclosure of this transaction in future filings as follows to ensure that the significant terms and conditions of the sales transactions with Genizon are clarified.
     12. Investment in Genizon BioSciences Inc.
     In January 2006, Genizon BioSciences Inc. (Genizon), a Canadian company focused on gene discovery, purchased approximately $1.9 million in equipment and committed to purchase an additional $4.3 million in consumables. The Company understands Genizon is exclusively using Illumina’s Sentrix® HumanHap300 BeadChip along with the Infinium™ assay to perform whole-genome association studies involving thousands of members of the Quebec Founder Population. The goal of the studies is to provide understanding of the genetic origins and mechanisms of common diseases which may then lead to possible drug targets.
     In March 2006, the Company entered into a Subscription Agreement for Secured Convertible Debentures with Genizon. Pursuant to the agreement, the Company purchased a secured convertible debenture (the debenture) of Genizon and certain warrants for CDN$3.5 million (approximately U.S. $3.0 million).
     The debenture is convertible, automatically upon the occurrence of a “liquidity event,” as defined in the debenture, into Class H Preferred Shares of Genizon. Upon the occurrence of certain events, Illumina may be entitled to receive additional shares of Genizon’s Class H Preferred Shares. The debenture matures two years from issuance and bears interest, payable semiannually, at a rate of 5% per annum for the first year and 12.5% per annum for the second year. Unless the debenture is converted before maturity, 112.5% of the principal amount of the debenture is due upon maturity. Illumina also received warrants to purchase 226,721 shares of Genizon Class H Preferred Shares at an exercise price of $1.5437 per share.
     As of July 2, 2006, the debenture was recorded at face value, which is the fair value, and is classified in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, as an available-for-sale security.
     The Company has concluded that the purchase of the debenture and the concurrent purchase by Genizon of Illumina’s products are “linked” transactions under guidance contained in EITF No. 00-21, Revenue Arrangements with Multiple Deliverables . Since the transactions are considered “linked,” the Company has deferred approximately $3.0 million of revenue (the face value of the Debentures) as of July 2, 2006, related to the Genizon product shipments. The deferred revenue is classified as a long-term liability as of July 2, 2006. This amount is expected to remain in deferred revenue until Genizon settles the Debenture in cash or when a liquidity event occurs that generates cash or a security that is readily convertible into cash. The Company has also deferred approximately $1.0 million of costs related to product shipments to Genizon as a long-term asset as of July 2, 2006. All Genizon shipments that generate revenue over the face value of the debenture will be evaluated under the Company’s revenue recognition policy, which is outlined in Note 1.
Form 8-K filed April 18, 2006
4.	We see that you present a non-GAAP statement of operations. This format may be confusing to investors as it also reflects other non-GAAP measures, including non-GAAP cost of revenue and non-GAAP income (loss) from operations. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (c)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.
•	To eliminate investor confusion, please remove the non-GAAP statement of operations from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.
Response to Comment No. 4
The Company will discontinue presenting non-GAAP financial measures in the statement of operations format. When the Company presents non-GAAP financial information in the future, it will include the appropriate reconciliations and explanations.
If you would like to discuss these responses, please do not hesitate to call me at (858) 202-4508.

Very truly yours,
/s/ Christian O. Henry
Christian O. Henry
Vice President, Chief Financial Officer

cc:	Eric Atallah, Staff Accountant
Jay T. Flatley, President and Chief Executive Officer
Christian G. Cabou, Senior Vice President, General Counsel
John Clift (Partner of Ernst & Young, LLP)
Frederick W. Kanner (Partner of Dewey Ballantine LLP)
Members of the Audit Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 22, 2006

By U.S. Mail and Facsimile to (858) 202-4545

Mr. Christian O. Henry

Vice President and Chief Financial Officer
Illumina, Inc.
9885 Towne Centre Drive
San Diego, CA 92121

RE:	Illumina, Inc.
Form 10-K for the year ended January 1, 2006
Form 10-Q for the quarter ended April 2, 2006
Form 8-K filed April 18, 2006
File No. 0-303-61

Dear Mr. Henry:
      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Christian O. Henry
Illumina, Inc.
June 22, 2006

Form 10-K for the year ended January 1, 2006

Controls and Procedures

1.	We note your disclosure that management has concluded that your disclosure controls and procedures were effective “to ensure that information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(c) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

2.	Additionally we note your disclosures that “Our management does not expect that our disclosure controls or our internal controls will prevent all error and all fraud...” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Form 10-Q for the quarter ended April 2, 2006

Note 12.     Investment in Genizon BioScience Inc., page 16

3.	We see that you are deferring revenue related to Genizon product shipments. Please tell us and revise future filings to disclose the significant terms and conditions of your sales agreement with Genizon. Additionally please clarify at what point you will recognize your deferred revenue under this agreement, citing any authoritative literature upon which you are relying.

Mr. Christian O. Henry
Illumina, Inc.
June 22, 2006

Form 8-K filed April 18, 2006

4.	We see that you present a non-GAAP statement of operations. This format may be confusing to investors as it also reflects other non-GAAP measures, including non-GAAP cost of revenue and non-GAAP income (loss) from operations. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (c)(l)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•	To eliminate investor confusion, please remove the non-GAAP statement of operations from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Mr. Christian O. Henry
Illumina, Inc.
June 22, 2006

•	the company is responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Angela Crane
Branch Chief